FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

A statement regarding appointment of new chief financial officer and change of former chief financial officer to chief strategy officer of JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on January 5, 2009.

JA Solar Holdings Co. Appoints New Chief Financial Officer

Former CFO to become Chief Strategy Officer

SHANGHAI, China, Jan. 5 /PRNewswire-FirstCall/ -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a manufacturer of high-performance solar products, today announced the appointment of Ms. Anthea Chung as the company's new chief financial officer. She replaces Daniel Lui, who will become the company's new chief strategy officer, responsible for pursuing strategic business opportunities worldwide.

Ms. Chung has more than 16 years of financial management experience at public and private companies, including most recently the chief financial officer position at Solar Enertech Corp., a public company that manufactures solar cells and solar modules in Shanghai and Menlo Park, Calif. There she had full responsibility for finance, investor relations and legal activities. She was also vice president and corporate controller at RAE Systems in San Jose, Calif. for three years prior to being CFO at Enertech. At RAE Systems, which manufacturers and sells gas detection equipment, she was responsible for all financial statements and SEC filings, and directed the company's finance teams in the United States and in eight international locations.

She has also been corporate controller at TLZ Inc. in Mountain View, Calif., a maker of laser measurement tools. She began her career as an auditor at PricewaterhouseCoopers, where she rose from associate to audit manager in her eight years there.

Ms. Chung earned her bachelor of science degree in accounting at Indiana University, and is a certified public accountant in California.

"We are very pleased to have Anthea join the JA Solar team, and look forward to her contributions as we move into our next phase of growth," said Samuel Yang, chief executive officer. "We are also pleased to have Daniel assume responsibility for developing new growth strategies and partnerships, as we expand our global presence. We continue to strengthen our management team in order to provide increasing value to our shareholders," he said.

About JA Solar Holdings Co., Ltd.

Formerly based in Hebei, China, and now in Shanghai, China, JA Solar Holdings Co., Ltd. is a leading manufacturer and marketer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial and utility-scale power generation. For more information, please visit http://www.jasolar.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang

Name: Huaijin Yang

Title: Chief Executive Officer

Date: January 5, 2009